EXHIBIT B

Dear Employee,

RE: REPLACEMENT OF EMPLOYEE STOCK OPTIONS

As you know, from time to time our company grants options for the purchase of company common stock to its employees as part of the overall package of salary, benefits and incentives offered to them.

When the company makes such an option grant, it sets the option exercise price - i.e. the amount which the employee must pay in order to convert one option to one ordinary share - in accordance with the price of the company's shares on the stock market at that time.

As a result of declines in the company's share price in recent years, many employees now hold options whose exercise price is significantly higher than the current market price of the shares. In other words, many options are currently "out of the money" and it would not be worthwhile to exercise those options at this time.

In light of these circumstances, the board of directors of the company has decided to undertake the replacement of existing options with new options whose exercise price is $1.45.

As part of this initiative, all employees are requested to make an election between two alternatives with regard to each option in their possession:

THE FIRST ALTERNATIVE: Leave the existing option unchanged - do not replace the existing option and relinquish the right to receive a new option in its place. In this case, all the terms and conditions of the existing option will continue to apply, including the applicable tax rate on exercise and sale, the vesting period, and the original exercise price.

THE SECOND ALTERNATIVE: Accept the new option and cancel the existing option. The new option will have an exercise price of $1.45.

Electing the Second Alternative, i.e. choosing to replace the existing options, has a number of important consequences outlined below:

     A. The vesting period of the new options will be restarted commencing on May 17, 2006 - the date the new options were granted pursuant to the decision of the company's board of directors. Vesting of the new options will take place over a period of four years, in equal annual installments.

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     B.   The new options will be subject to the terms of Israeli Income Tax
          Ordinance Section 102 (capital gains track). As a result, gains from the exercise of options and the sale of shares will be subject to income tax at a reduced rate of 25%, on condition that the sale will occur at least two years after the grant date, i.e. after May 17, 2008.

     C. Pursuant to the approval of the Israeli Tax Authority dated September 4, 2006 ("the Approval"), with respect to existing options that were still UNVESTED on May 17, 2006, their cancellation and replacement with new options does NOT constitute a taxable event. With respect to existing options that HAD ALREADY VESTED before May 17, 2006, their cancellation and replacement will constitute a taxable event. The Approval specifies the economic value of each cancelled option for purposes of calculating the tax owing on such cancellation. The tax then imposed is the tax rate of the relevant cancelled option multiplied by such economic value. Please note that, in many cases, replacement of existing options will not result in any Israeli tax liability. You may find the data regarding you r personal options in the website mentioned below.

          The Israeli Tax Authority has agreed that the collection of the tax owing on the replacement of the existing options will be DEFERRED until the exercise of the new options, subject to the terms and conditions of the Approval.

          When new options are exercised and shares sold, the deferred tax owed in connection with the cancellation of existing options, including interest and CPI indexing thereon, will then be collected out of the net (after tax) proceeds of the exercise of the new options (in addition to the tax owing upon the exercise of the new options themselves). In any event, the deferred tax must be paid by May 17, 2010 at the latest (or when your employment with the company terminates, if earlier), even if no new options are exercised by that date. Please note that you may choose to exchange only a portion of your existing options and in such case, you must clearly specify which options you wish to exchange. For example, you may decide to keep options that would otherwise be subject to tax liability in the event of exchange and only exchange those options that will not be subject to tax liability when cancelled.

To summarize, the options replacement is designed primarily to reduce the exercise price of employee options so as to bring the exercise price in line with the current level of the company share price - in order to increase the likelihood of exercise in the future.

Nevertheless, the option replacement involves certain conditions such as the restart of the vesting period and, in some cases, payment of tax in the future in connection with the cancellation of the existing options.

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Each employee who holds company stock options is requested to notify us of his or her choice between the two alternatives through the website of Tamir Fishman FROM SEPTEMBER 10, 2006 UNTIL SEPTEMBER 17, 2006. The website will specify a list of your personal options and the potential tax liability in the event you decide to exchange all or any part of such options.

Entering the Tamir Fishman Website:

     1. After entering the internet, enter the following website: http://www.tamirfishman.com. (Use the Explorer webpage from version 5 and onwards). In the website, please click on E-SOP Log-in in order to enter the operational website.

     2. You may enter the system using a username and password. These details are personal and only by entering them, you will be entitled access to your personal information.

          Username: __________________
          Password: ___________________

     3. You will then be asked to type in a random number that will appear as a picture under the password for purposes of informational security.

     4. The first time you enter the website, you will be asked to respond to a few questions that will help the system identify you in the future in the event you lose your password. Additionally, in order to comply with the highest standard of informational security, after your first time entering the website, you will have to change your personal password.

     5. The first time you enter the system, please check the accuracy of your personal details. In the event there are any mistakes, please contact Tamir Fishman at

          Tel: (03) 684-9282
          E-mail: sop@tamfish.com

          PLEASE KEEP YOUR PASSWORD CONFIDENTIAL!

          Please note that in order to ensure effective and confidential service, every time you contact the customer service center, you will be requested to identify yourself using your username.

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     6.   The information on the exchange plan can be found on the "Exchange
          Plan" page using the menu on the right side of the main web page (Hebrew version).

     Please insert the number of options you wish to exchange in each line.

     At the end of the page, there is a declaration that you must read carefully and sign.

     7. In addition, there are various services available to you through Tamir Fishman's website. You can provide exercise instructions, obtain reports, follow up on the status of your instructions, get updates and receive information regarding your benefit plans at any time.

          Employees who have old username and password details must remember to use the new details as mentioned above - the old details were cancelled.

Any employee who does not make the required notification by September 17, 2006 will be deemed to have elected the First Alternative, i.e. to continue to hold all of his or her existing options WITHOUT any cancellation and replacement.

The new options will be granted at the end of the above notification period.

Additional information concerning the option replacement and its implications will be provided in presentations that will take place in the old cafeteria at the following times:

Thursday, September 7th, 2006, at 11:00am
Monday, September 11th, 2006, at 10:00am
Wednesday, September 13th, 2006, at 2:00pm

In Netanya, Thursday, September 7th, 2006, at 3:30pm

For more information, please contact Tziona Shriki or Yael Blais in the Finance Department.

The management of the company wishes you many more years of productive and rewarding employment.



                                                        Sincerely,

                                                        Tower Semiconductor Ltd.